Deutsche Bank Securities Inc.

1 Columbus Circle,

New York, New York 10019

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

January 10, 2022

VIA EMAIL & EDGAR

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re: Gores Holdings IX, Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-261777)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join the request of Gores Holdings IX, Inc. that the effectiveness for the above-captioned Registration Statement on Form S-1 filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on January 11, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus dated January 6, 2022 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,
DEUTSCHE BANK SECURITIES INC. GOLDMAN SACHS & CO. LLC
Acting severally on behalf of themselves and the several Underwriters
Deutsche Bank Securities Inc.
By:	/s/ Ravi Raghunathan
Name:	Ravi Raghunathan
Title:	Managing Director

By:	/s/ Brandon Sun
Name:	Brandon Sun
Title:	Director

Goldman Sachs & Co. LLC
By:	/s/ Olympia McNerney
Name:	Olympia McNerney
Title:	Managing Director

[Signature Page to Acceleration Request Letter]